UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

  0-49611

NOTIFICATION OF LATE FILING

(Check One):	[ X ] Form 10-K		[	] Form 20-F	[	] Form 11-K [	] Form 10-Q
	[	] Form 10-D	[	] Form N-SAR	[	] Form N-CSR

For Period Ended:          December 31, 2006

[	] Transition Report on Form 10-K
[	] Transition Report on Form 20-F
[	] Transition Report on Form 11-K
[	] Transition Report on Form 10-Q
[	] Transition Report on Form N-SAR

For the Transition Period Ended:        n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:              n/a

PART I – REGISTRANT INFORMATION

MILLENNIUM BANKSHARES CORPORATION

Full Name of Registrant

n/a

Former Name if Applicable

1601 Washington Plaza

Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)         The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)         The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

As it has previously reported, the registrant is winding down its mortgage operations as of December 31, 2006. In connection with this action, the registrant established reserves of $545,000 associated with the remaining loans held for sale from these operations and $874,000 associated with repurchase exposure on loans that had already been sold to investors. These charges, along with all mortgage-related revenue and expense components, were reported in discontinued operations in the registrant’s earnings release for the year ended December 31, 2006. As a result, the registrant reported a net loss of approximately $200,000, and income from continuing operations of $744,000, for the quarter ended December 31, 2006. Net income for the year ended December 31, 2006 was approximately $2.5 million, and income from continuing operations was approximately $2.5 million for the year ended December 31, 2006.

In connection with the preparation of its Annual Report on Form 10-K for the year ended December 31, 2006, the registrant is re-examining the amounts of these reserves in light of the current economic conditions affecting the subprime mortgage market. As a result, the registrant’s financial reporting staff has experienced difficulty in finalizing loss estimates in order to complete the filing of its Form 10-K for the year ended December 31, 2006 by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-K will be filed as soon as possible (and no later than the 15th calendar day following the prescribed due date).

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

                                         Dale G. Phelps                                                  703                             464-0100

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes	[	] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes	[	] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is winding down its mortgage operations as of December 31, 2006. In connection with the preparation of its Annual Report on Form 10-K for the year ended December 31, 2006, the registrant is re-examining the amounts of the reserves that it had previously established in connection with this action in light of the current economic conditions affecting the subprime mortgage market. Additional information on this issue is set forth in Part III above. As of the date of this filing, the registrant has not made a final determination on this issue and thus is not able to provide a reasonable estimate of an anticipated change in results of operations, if any, from the corresponding period for the last fiscal year.

                                                                                        MILLENNIUM BANKSHARES CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2007	By:	/s/Dale G. Phelps
Dale G. Phelps
Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).